SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No.       )

VERTICAL HEALTH SOLUTIONS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

92533G 50 3
(CUSIP Number)
Peter Galindez, Jr. Legal Counsel Mayo Clinic 200 First Street SW Rochester, Minnesota 55905 507-266-4267
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on the following pages)

(Page 1 of 8 Pages)

CUSIP No. 92533G 50 3	13D	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mayo Clinic
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	____________
(b)	____________
3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)
SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
(see item 2)
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
(see item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,111,000 (see item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.5%(1)
14	TYPE OF REPORTING PERSON*
OO

(1)           Based on 8,227,869 shares of Common Stock issued and outstanding as of April 15, 2011.

Page 2 of 8 Pages

CUSIP No. 92533G 50 3	13D	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mayo Foundation for Medical Education and Research
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	____________
(b)	____________
3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)
SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,111,000
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
1,111,000
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,111,000 (see item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.5%(1)
14	TYPE OF REPORTING PERSON*
OO

(1)           Based on 8,227,869 shares of Common Stock issued and outstanding as of April 15, 2011.

Page 3 of 8 Pages

Item 1.  Security and Issuer

This statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of Vertical Health Solutions, Inc., a Florida corporation (the “Issuer”).  The Issuer’s principle executive offices are located at 7760 France Avenue South, 11th Floor, Minneapolis, Minnesota 55435.

Item 2.  Identity and Background

This statement is being jointly filed on behalf of Mayo Foundation for Medical Education and Research (“MFMER”), a Minnesota corporation, and its controlling corporation, Mayo Clinic, a Minnesota corporation (“Mayo,” and together with MFMER, the “Reporting Persons”).  Mayo is the controlling corporation of MFMER and is a charitable non-profit corporation organized to inspire hope and contribute to health and well-being by providing the best care to every patient through integrated clinical practice, education and research in a unified multi-campus system .  MFMER is a not-for-profit corporation organized to engage in and conduct charitable, educational, and scientific activities exclusively for the benefit of, to perform the functions of, and to assist the carrying out the charitable purpose of Mayo. The business address for each of the Reporting Persons is 200 First Street SW, Rochester, MN 55905.

Information concerning each executive officer, director and controlling person (the “Listed Persons”) of the Reporting Persons is listed on Schedule I attached hereto, and is incorporated by reference herein.  To the knowledge of the Reporting Persons, all of the Listed Persons are citizens of the United States, other than as otherwise specified on Schedule I hereto.

During the five years prior to the date hereof, the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, have been convicted in a criminal proceeding or been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Mayo is reporting on this Schedule 13D solely due to its control of MFMER.  Mayo disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that Mayo is the beneficial owner of the securities for purposes of Section 13 or for any other purpose.

Item 3.  Source and Amount of Funds or Other Consideration

MFMER acquired beneficial ownership of 1,111,000 shares of Common Stock of the Issuer pursuant to the Merger described in Item 4 below.

Item 4.  Purpose of Transaction

On February 1, 2011, the Issuer, and its newly-formed subsidiary, Vertical HS Acquisition Corp., a Delaware corporation (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among, OnPoint Medical Diagnostics, Inc., a privately-held Minnesota corporation (“OnPoint”), on the one hand, and the Issuer and Merger Sub, on the other hand.  Pursuant to the Merger Agreement, Merger Sub, which the Issuer had incorporated for the purpose of completing the transaction, merged into OnPoint (the “Merger”) on April 15, 2011 (the “Closing” or the “Closing Date”) with OnPoint continuing as the surviving entity in the Merger.

As a result of the Merger, OnPoint became a wholly-owned subsidiary of the Issuer.  After receiving the requisite approval of the stockholders of OnPoint pursuant to a Written Consent and Waiver of Stockholders (the “Written Consent”), the Certificate of Merger was filed with the State of Minnesota and the State of Delaware on April 15, 2011, at which time the Merger was deemed effective (the “Effective Time”).  At the Effective Time, each share of capital stock of OnPoint was converted into the right to receive one share of Common Stock of the Issuer.  In addition, each outstanding convertible note, option and warrant to acquire shares of capital stock of OnPoint became a convertible note, option or warrant convertible or exercisable into shares of Common Stock at the same conversion or exercise price.

Page 4 of 8 Pages

Immediately following the Merger, the Issuer owned 100% of the outstanding capital stock of OnPoint.  In connection with the Merger, the Issuer issued an aggregate of 7,143,113 shares of Common Stock, after taking into account the shares of common stock, par value $0.01 per share, of OnPoint (the “OnPoint Stock”), which resulted in a change in control of the Issuer’s ownership, management and board of directors (the “Board of Directors”).  Of the 7,143,113 shares of Common Stock to be issued to shareholders of OnPoint at the Effective Time of the Merger, 1,000,000 shares of Common Stock (the “Escrow Shares”) were delivered to Private Bank Minnesota (the “Escrow Agent”) and held in escrow pursuant to the Merger Agreement and the terms of the share escrow agreement, dated April 15, 2011, among the Escrow Agent, OnPoint, and the Issuer (the “Escrow Agreement”).  The Escrow Shares will be disbursed to the shareholders of OnPoint upon receipt by the Issuer of an aggregate of $1,000,000 in equity financing (the “Equity Release Amount”); provided, the Equity Release Amount is received on or before December 31, 2011.  If the Equity Release Amount is received on or before December 31, 2011, the shares of Common Stock held in the Escrow Fund shall be distributed to the shareholders of OnPoint pro rata based on such shareholders percentage ownership immediately prior to the Effective Time.  If the Equity Release Amount is not received on or before December 31, 2011, the Escrow Shares shall be released by the Escrow Agent to the Issuer on January 1, 2012 and shall thereafter be cancelled by VHS.

Prior to the Merger, OnPoint had adopted the 2011 Omnibus Incentive Compensation Plan (the “2011 Stock Plan”) providing for the issuance of up to 1,600,000 shares of its common stock and had issued from such plan options exercisable into 750,000 shares of its common stock.  At the Effective Time, the Issuer adopted and assumed the 2011 Stock Plan.  After giving effect to the Merger, outstanding options to purchase 750,000 shares of OnPoint common stock under the 2011 Stock Plan have become outstanding options to purchase 750,000 shares of Common Stock under the 2011 Stock Plan.

Also, the Issuer plans on entering into a merger agreement with OnPoint whereby the Issuer will merge with and into OnPoint in order to (i) change the domicile of the Issuer from a Florida corporation to a Minnesota corporation, and (ii) change the name of the Issuer to “OnPoint Medical Diagnostics, Inc.”.  This anticipated reorganization merger will occur as soon as reasonably practicable following the Merger.

The Reporting Persons do not have any plans that would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer of any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except as described above;

(e)           Any material change in the present capitalization (except in accordance with the Reorganization Merger described above) or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

Page 5 of 8 Pages

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)-(b)    Aggregate number and percentage of class beneficially owned:
The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.

(c)           Transactions during the past 60 days:

Other than as described in Items 3 and 4, during the past sixty days prior to the date hereof, the Reporting Persons have not engaged in any transaction in the Issuer’s Common Stock.

(d)           No person, other than MFMER, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by MFMER.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Items 3 and 4 above.  Additionally, the following agreements are attached hereto and/or incorporated by reference:

A copy of the Merger Agreement is incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on February 7, 2011.

A copy of the Escrow Agreement, dated April 15, 2011, by and among the Issuer, OnPoint and Private Bank Minnesota is incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on April 21, 2011.

Except for the agreements and instruments described in the response to Items 3 and 4 and included in this Item 6, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

Page 6 of 8 Pages

Exhibit	Name
A
Agreement and Plan of Merger, dated February 1, 2011, by and among, Vertical Health Solutions, Inc., Vertical HS Acquisition Corp. and OnPoint Medical Diagnostics, Inc.  Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on February 7, 2011.

B
Escrow Agreement, dated April 15, 2011, by and among Vertical Health Solutions, Inc., OnPoint Medical Diagnostics, Inc. and Private Bank Minnesota incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on April 21, 2011.

C	Joint Filing Agreement filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAYO FOUNDATION FOR MEDICAL EDUCATION AND RESEARCH

Dated: May 18, 2011	By:	/s/ Sherry L. Hubert
	Name:	Sherry L. Hubert
	Title:	Assistant Secretary

MAYO CLINIC

By:	/s/ Sherry L. Hubert
Name:	Sherry L. Hubert
Title:	Assistant Secretary

Page 7 of 8 Pages

SCHEDULE 1

Lists of Officers and Directors

MAYO FOUNDATION FOR MEDICATION EDUCATION AND RESEARCH

Directors
Jeffrey W. Bolton	William J. Litch MD
Marty A. Lienau	Mark A. Matthias
Roger A. Lindahl

Officer	Title
William J. Litchy MD	President
Jeffrey W. Bolton	Vice President
Alan R. Schilmoeller	Vice President
Jonathan J. Oviatt	Secretary
Harry N. Hoffman	Treasurer
Robert F. Brigham	Assistant Secretary
Michael E. Brown	Assistant Secretary
Daniel S. Goldman	Assistant Secretary
Mary J. Hoffman	Assistant Secretary
Sherry L. Hubert	Assistant Secretary
Mark B. Koch	Assistant Secretary
Rober A. Lindahl	Assistant Secretary
Kevin B. Melvin	Assistant Secretary
Brian D. Nass	Assistant Secretary
Gregory J. Thomas	Assistant Secretary
William A. Brown	Assistant Treasurer
James R. Francis	Assistant Treasurer
Jeffrey R. Froisland	Assistant Treasurer
Christie A. Lohkamp	Assistant Treasurer
Mark A. Matthias	Assistant Treasurer
Nan B. Sawyer	Assistant Treasurer
Bradley D. Schmidt	Assistant Treasurer
Steven P. Van Nurden	Assistant Treasurer
Gregory J. Warner	Assistant Treasurer
Shirley A. Weis	Assistant Treasurer

MAYO CLINIC

Directors (Board of Trustees)
Bradbury H. Anderson	Marylyn Carlson Nelson
James L. Barksdale	Robert E. Nesse MD
Jeffrey W. Bolton	John H. Noseworthy MD
Robert F. Brigham	Kerry D. Olsen MD
Thomas J. Brokaw	Ronald L. Olson
France A. Cordova Ph.D.	Aulana L. Peters
A. Dano Davis	Michael K. Powell
Samuel A. Di Piazza Jr.	Lee R. Raymond Ph.D.
Richard L. Ehman MD	Veronique L. Roger MD
Louis L. Gonda	William R. rupp MD
R. Scott Gorman MD	Anne M. Tatlock
Roy A. Herberger PhD	Victor F. Trastek MD
Jack P. Leventhal MD	Shirley A. Weise
Dawn S. Milliner MD	Elias A. Zerhouni MD
Patricia E. Mitchell

Officer	Title
Marilyn Carlson Nelson	Chair
John H. Noseworthy MD	CEO and President
Shirley A. Weis	Vice President and CAO
William C. Rupp MD	Vice President
Victor F. Trastek MD	Vice President
Jeffrey W. Bolton	CFO
Jonathan J. Oviatt	Secretary
Harry n. Hoffman	Treasurer
Robert F. Brigham	Assistant Secretary
Sherry L. Hubert	Assistant Secretary
Gregory J. Thomas	Assistant Secretary
William A. Brown	Assistant Treasurer
James R. Francis	Assistant Treasurer
Jeffrey R. Froisland	Assistant Treasurer
Paul A. Gorman	Assistant Treasurer
Ricky J. Haeflinger	Assistant Treasurer
Mary J. Hoffman	Assistant Treasurer
Bradley D. Schmidt	Assistant Treasurer

Page 8 of 8 Pages